FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected ... the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Sask... information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other ... company except by any of the securities regulatory authorities or their authorized representatives. If you have any ques... authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set o... ...s set out below for purposes of ...foundland. Some of the required ... disclosed to any person or ...ay contact the securities regulatory

02049728

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

82-2244

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER	4
DATE OF LAST REPORT FILED (DD MM YY)	08 08 02
OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DD MM YY)	
CHANGE IN RELATIONSHIP FROM LAST REPORT	☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME	GUGGENHEIM
GIVEN NAMES	SALOMON JAAKOV
NO. / STREET / APT	3A BAECHAUSTRASSE
CITY	BAECH
PROV.	SWITZERLAND
POSTAL CODE	8806
BUSINESS TELEPHONE NUMBER	411-224-3300
BUSINESS FAX NUMBER	411-687-8333
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT	☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	145,600					0	0		☐	145,600	2	mother
Common	30,000					0	0		☐	30,000	1	
Stock Options	0	26	08	02	50	50,000	0	.08	☐	50,000	0	

PROCESSED SEP 11 2002 THOMSON FINANCIAL

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED SEP 0 3 2002 WASH, D.C. 180

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SALOMON GUGGENHEIM
SIGNATURE: [signature]
DATE OF THIS REPORT (DD MM YY): 30 08 02

OSC 55-102F6 Rev. 2002/2/18 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

Aug-27-02 11:12A ALBERT WIMALLAN, ESQ